SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. _____)*

Bill.com Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

090043100

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index Contained on Page 10

CUSIP NO. 090043100	13 G	Page 2 of 11

1	NAME OF REPORTING PERSON	August Capital V, L.P. (“August V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,958,994 shares, except that August Capital Management V, L.L.C. (“ACM V”), the general partner of August V, may be deemed to have sole power to vote these shares, and Howard Hartenbaum (“Hartenbaum”) and David M. Hornik (“Hornik”), the members of ACM V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
6,958,994 shares, except that ACM V, the general partner of August V, may be deemed to have sole power to dispose of these shares, and Hartenbaum and Hornik, the members of ACM V, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,958,994
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.7%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 090043100	13 G	Page 3 of 11

1	NAME OF REPORTING PERSON	August Capital V Special Opportunities, L.P. (“August V SO”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
773,770 shares, except that ACM V, the general partner of August V SO, may be deemed to have sole power to vote these shares, and Hartenbaum and Hornik, the members of ACM V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
773,770 shares, except that ACM V, the general partner of August V SO, may be deemed to have sole power to dispose of these shares, and Hartenbaum and Hornik, the members of ACM V, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	773,770
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.1%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 090043100	13 G	Page 4 of 11

1	NAME OF REPORTING PERSON	August Capital Management V, L.L.C. (“ACM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,732,764 shares, of which 6,958,994 are directly owned by August V and 773,770 are directly owned by August V SO. ACM V, the general partner of August V and August V SO, may be deemed to have sole power to vote these shares, and Hartenbaum and Hornik, the members of ACM V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
7,732,764 shares, of which 6,958,994 are directly owned by August V and 773,770 are directly owned by August V SO. ACM V, the general partner of August V and August V SO, may be deemed to have sole power to dispose of these shares, and Hartenbaum and Hornik, the members of ACM V, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,732,764
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.7%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 090043100	13 G	Page 5 of 11

1	NAME OF REPORTING PERSON	Howard Hartenbaum (“Hartenbaum”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		7,732,764 shares, of which 6,958,994 are directly owned by August V and 773,770 are directly owned by August V SO. ACM V is the general partner of August V and August V SO, and Hartenbaum, a member of ACM V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		7,732,764 shares, of which 6,958,994 are directly owned by August V and 773,770 are directly owned by August V SO. ACM V is the general partner of August V and August V SO, and Hartenbaum, a member of ACM V, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,732,764
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.7%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 090043100	13 G	Page 6 of 11

1	NAME OF REPORTING PERSON	David M. Hornik (“Hornik”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		7,732,764 shares, of which 6,958,994 are directly owned by August V and 773,770 are directly owned by August V SO. ACM V is the general partner of August V and August V SO, and Hornik, a member of ACM V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		7,732,764 shares, of which 6,958,994 are directly owned by August V and 773,770 are directly owned by August V SO. ACM V is the general partner of August V and August V SO, and Hornik, a member of ACM V, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,732,764
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.7%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 090043100	13 G	Page 7 of 11

ITEM 1(A).	NAME OF ISSUER

Bill.com Holdings, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1810 Embarcadero Road

Palo Alto, California 94303

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by August Capital V, L.P., a Delaware limited partnership (“August V”), August Capital V Special Opportunities, L.P. (“August V SO”), August Capital Management V, L.L.C., a Delaware limited liability company (“ACM V”), and Howard Hartenbaum (“Hartenbaum”) and David M. Hornik (“Hornik”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ACM V, the general partner of August V and August V SO, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by August V and August V SO.

Hartenbaum and Hornik are members of ACM V and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by August V and August V SO.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each reporting person is:

August Capital

PMB #456

600 4th Street

San Francisco, California 94107

ITEM 2(C).	CITIZENSHIP

August V and August V SO are Delaware limited partnerships. ACM V is a Delaware limited liability company. Hartenbaum and Hornik are United States Citizens.

ITEM 2(D) and (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock

CUSIP # 090043100

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 090043100	13 G	Page 8 of 11

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2019 (based on 72,027,921 shares of Common Stock of the issuer outstanding).

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of August V and August V SO, and the limited liability company agreement of ACM V, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 090043100	13 G	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2020

AUGUST CAPITAL V, L.P., a Delaware Limited Partnership

AUGUST CAPITAL V SPECIAL OPPORTUNITIES, L.P., a Delaware Limited Partnership

AUGUST CAPITAL MANAGEMENT V, L.L.C., a Delaware Limited Liability Company

By:	/s/ Abigail Hipps
Abigail Hipps
Attorney-in-Fact*

HOWARD HARTENBAUM
DAVID M. HORNIK

By:	/s/ Abigail Hipps
Abigail Hipps
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 090043100	13 G	Page 10 of 11

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	11

CUSIP NO. 090043100	13 G	Page 11 of 11

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Bill.com Holdings, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 6, 2020

AUGUST CAPITAL V, L.P., a Delaware Limited Partnership

AUGUST CAPITAL V SPECIAL OPPORTUNITIES, L.P., a Delaware Limited Partnership

AUGUST CAPITAL MANAGEMENT V, L.L.C., a Delaware Limited Liability Company

By:	/s/ Abigail Hipps
Abigail Hipps
Attorney-in-Fact*

HOWARD HARTENBAUM
DAVID M. HORNIK

By:	/s/ Abigail Hipps
Abigail Hipps
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.